SMART SAND, INC.

24 Waterway Avenue, Suite 350

The Woodlands, Texas 77380

February 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	Smart Sand, Inc.
Registration Statement on Form S-1
File No. 333-215554

Dear Mr. Reynolds:

On behalf of Smart Sand, Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m., Washington, D.C. time, on February 1, 2017, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SMART SAND, INC.

By:	/s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP